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                           February 22, 2021

       Jitse Groen
       Chief Executive Officer
       Just Eat Takeaway.com N.V.
       Oosterdoksstraat 80
       1011 DK Amsterdam
       The Netherlands

                                                        Re: Just Eat
Takeaway.com N.V.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted February
10, 2021
                                                            CIK No. 0001792627

       Dear Mr. Groen:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-4

       General

   1. We are continuing to evaluate your responses to prior comments 1, 15, and 17, and may have additional
comments.
 Jitse Groen
FirstName  LastNameJitse Groen
Just Eat Takeaway.com N.V.
Comapany22,
February    NameJust
             2021 Eat Takeaway.com N.V.
February
Page  2 22, 2021 Page 2
FirstName LastName
       You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      G.J. Ligelis Jr.